Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended December 31, 2011 under IFRS

Wipro Records 28% YoY Revenue Growth in the quarter

Bangalore, India and East Brunswick, New Jersey, USA – January 20, 2012 – Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its third quarter ended December 31, 2011.

Highlights of the Results:

•	IT Services Revenue was $1,505 million, a sequential increase of 2.2% and YoY increase of 12%.

•	Non-GAAP constant currency revenue growth was 4.5% sequentially, exceeds the guidance range.

•	Total Revenues were 99.97 billion ($1.89 billion1), an increase of 28% YoY.

•	Net Income was 14.56 billion ($275 million1), an increase of 10% YoY and sequential growth of 12%. Non-GAAP Adjusted Net Income was 14.57 billion ($275 million1), an increase of 11% YoY.

•	IT Services Revenues were 76.08 billion ($1,435 million1), an increase of 28% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 15.83 billion ($299 million1), an increase of 20% YoY.

•	Our Operating Income to Revenue for IT Services was 20.8% for the quarter.

•	Wipro declares an interim dividend of 2 ($0.041) per share /ADS.

Performance for the quarter ended December 31, 2011

Azim Premji, Chairman of Wipro, commenting on the results said – “We continue to execute on our strategy and propel the business towards a higher growth trajectory. The overall macroeconomic sentiments continue to be uncertain and we are monitoring it closely.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “Our client mining strategy continues to show progress with 6 customers contributing more than $100 million of revenues. We have improved operating margins through improved revenue productivity and currency benefits.”

T K Kurien, Executive Director & Chief Executive Officer, IT Business, said – “We saw broad based growth with 5 of the 6 verticals growing upwards of 4% in constant currency. Revenues in constant currency exceeded the guidance range. We have seen positive feedback from customers and employees on our restructuring approach.”

Outlook for the Quarter ending March 31, 2012

We expect Revenues from our IT Services business to be in the range of $1,520 million to $1,550 million, a sequential growth of 1% to 3%*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.57, Euro/USD at 1.33, AUD/USD at 1.00, USD/INR at 51.75.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 30, 2011, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 53.01. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2011 was US$1= 50.53

IT Services (76% of Total Revenue and 92% of Operating Income for the quarter ended December 31, 2011)

The IT Services segment had 136,734 employees as of December 31, 2011, an increase of 5,004 people this quarter. We added 39 new customers for the quarter.

To gain operational flexibility in this uncertain environment, enterprises continue to variabilize their IT and operations. Wipro continues to see growth in the Cloud enablement business, outcome based and service based pricing models.

Wipro won a multi-year transformational deal with a leading player in the Chemical industry. Wipro will help the client become more agile in the chemical transportation, logistics and warehouse management space by implementing cloud based solutions, modernization and upgrades of legacy applications and migrating to an on-demand model for custom applications.

Clients continue to look at Wipro to bring in technology and process best practices to enable them to speed up the innovation process.

Wipro has been chosen as a partner by a large financial institution for a Digital Transformation Program that spans across all its digital assets and channels. The objective of the initiative is to integrate the company’s marketing and sales channels to improve customer experience. The program’s focus on web mobile and real time customer analytics will deliver deep insights on customer profiling, acquisition and retention. The success of the program will change the competitive positioning of the client and will help establish it as an online leader.

A company belonging to a US based private equity firm has selected Wipro as the sole partner for its ‘Process Transformation’ initiative. Wipro will be working on various cost optimization and efficiency improvement initiatives using ‘LEAN’ and will help the customer with workforce management solutions. Wipro is setting up a near shore center for the customer in the US and will subsequently also deliver from centers in Japan and China.

Wipro won a multi-year total outsourcing engagement with a leading global provider of engineering services in the manufacturing sector. Wipro will help the client increase their services footprint by standardization and variabilization of their evolving business processes while transforming their Applications and Infrastructure landscape.

AstraZeneca, a leading global biopharmaceutical company has selected Wipro for a multiyear engagement to enhance its ‘SIAM (Service Integration and management)’ and ‘EUC (End User Computing)’ infrastructure. The implementation will help AstraZeneca extract and manage the best from its IT ecosystem as well as enable a single model governance and control framework. It will facilitate a flexible and secure work space, for the company’s end user infrastructure environment encompassing 69,000 employees, globally.

In India, the government vertical continued to build traction due to large planned investments in the e-governance space under the national e-governance program (NeGP). Wipro won a deal for supply of infrastructure and enrollment services for UID in Karnataka. This quarter also witnessed Wipro becoming the first Enrolment Agency across India, to achieve over one crore Aadhaar IDs within a short time span.

Wipro also won a strategic deal from Bharat Heavy Electrical Limited (BHEL) spread over 5 years for refreshing the company’s datacenter infrastructure of IBM servers.

Awards and accolades

Wipro and Diversey, a leading global provider of commercial cleaning, sanitation and hygiene solutions, jointly won the ‘IT Outsourcing Project of the Year’ at UK’s 8th annual National Outsourcing Association (NOA) Awards for a transformational project wherein technology was used to proactively address Diversey’s future business needs.

Wipro has been ranked as a global leader in testing services by Ovum, an independent technology analyst firm, in a report titled ‘Services Guide: Outsourced Testing – Benchmarking Software and Systems Testing Service Vendors’. The report benchmarked 13 software and systems testing services providers against 20 key criteria and rated Wipro top for its cost and value, a key differentiator for companies looking to outsource testing services.

Wipro was the only Indian IT company to be ranked in the prestigious Aon Hewitt ‘Top Companies for Leaders’ global list.

Wipro was also awarded the prestigious NASSCOM Award for Excellence in Diversity and Inclusion, in the Best IT Services and Product Companies category at the NASSCOM Diversity and Inclusion Summit 2011.

Wipro was conferred the “People Choice Award” as the “Most Admired IT Company of the Year Amongst CIOs” at the Bloomberg UTV – CXO Awards 2011. Wipro was chosen through a countrywide Public Survey.

IT Products (9% of Total Revenue and 3% of Operating Income for the quarter ended December 31, 2011)

•	Our IT Products segment recorded Revenue of 9 billion ($170 million1) for the quarter ended December 31, 2011 an increase of 2% YoY.

•	EBIT was 475 million ($9 million1) for the quarter, an increase of 16% YoY.

•	The ratio of our Operating Income to Revenue for this segment was 5.3% for the quarter.

Consumer Care and Lighting (9% of Total Revenue and 6% of Operating Income for the quarter ended December 31, 2011)

•	Our Consumer Care and Lighting business segment recorded Revenue of 8.79 billion ($166 million1) for the quarter ended December 31, 2011, representing an increase of 26% YoY.

•	EBIT was 1.04 billion ($20 million1) for the quarter, an increase of 22% YoY.

•	Operating Income to Revenue for this segment was 11.9% for the quarter.

Wipro Limited

•	Total Revenue for the quarter ended December 31, 2011 was 99.97 billion ($1.89 billion1) representing an increase of 28% over the same period last year.

•	Net Income for the quarter ended December 31, 2011 was 14.56 billion ($275 million1) representing an increase of 10% over the same period last year.

•

Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for the quarter ended December 31, 2011 was 14.57 billion ($275 million1) representing an increase of 11% over the same period last year.

Please see the table on page 7 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period

These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.

Results for the quarter ended December 31, 2011, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Calls

We will hold a conference call today at 02:00 p.m. Indian Standard Time (03:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (8:15 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting. For more information, please visit our websites at www.wipro.com.

Contact for Investor Relations		Contact for Media & Press
Rajendra Kumar Shreemal	Sridhar Ramasubbu	Sachin Mulay
Phone: +91-80-25056186	Phone: +1 408-242-6285	Phone: 91-80-2505-6110
rajendra.shreemal@wipro.com	sridhar.ramasubbu@wipro.com	sachin.mulay@wipro.com
Manoj Jaiswal
Phone: +91-80-25056186
Manoj.Jaiswal@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of December 31,
	2011	2011	2011
			Convenience translation into US$ in millions (Unaudited) Refer note 2 (iv)
ASSETS
Goodwill	54,818	70,282	1,326
Intangible assets	3,551	4,409	83
Property, plant and equipment	55,094	59,658	1,125
Investment in equity accounted investee	2,993	3,273	62
Derivative assets	2,984	4,885	92
Non-current tax assets	9,239	9,239	174
Deferred tax assets	1,467	2,719	51
Other non-current assets	8,983	10,400	196

Total non-current assets	139,129	164,865	3,110

Inventories	9,707	11,116	210
Trade receivables	61,627	86,019	1,623
Other current assets	19,744	29,799	562
Unbilled revenues	24,149	29,922	564
Available for sale investments	49,282	55,414	1,045
Current tax assets	4,955	7,734	146
Derivative assets	1,709	1,402	26
Cash and cash equivalents	61,141	45,170	852

Total current assets	232,314	266,576	5,029

TOTAL ASSETS	371,443	431,441	8,139

EQUITY
Share capital	4,908	4,916	93
Share premium	30,124	30,284	571
Retained earnings	203,250	232,853	4,393
Share based payment reserve	1,360	1,900	36
Other components of equity	580	4,684	88
Shares held by controlled trust	(542)	(542)	(10)

Equity attributable to the equity holders of the company	239,680	274,095	5,171
Non-controlling Interest	691	791	15

Total equity	240,371	274,886	5,186

LIABILITIES
Long - term loans and borrowings	19,759	24,630	465
Deferred tax liabilities	301	336	6
Derivative liabilities	2,586	1,956	37
Non-current tax liability	5,021	5,118	97
Other non-current liabilities	2,706	3,730	70
Provisions	81	71	1

Total non-current liabilities	30,454	35,841	676

Loans and borrowings and bank overdrafts	33,043	34,301	647
Trade payables and accrued expenses	44,052	51,506	972
Unearned revenues	6,595	9,055	171
Current tax liabilities	7,340	9,294	175
Derivative liabilities	1,358	8,650	163
Other current liabilities	5,906	6,649	125
Provisions	2,324	1,259	24

Total current liabilities	100,618	120,714	2,277

TOTAL LIABILITIES	131,072	156,555	2,953

TOTAL EQUITY AND LIABILITIES	371,443	431,441	8,139

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2010	2011	2011	2010	2011	2011
			Convenience translation into US $ in millions (Unaudited)			Convenience translation into US $ in millions (Unaudited)
Gross revenues	78,202	98,808	1,864	227,827	273,807	5,165
Cost of revenues	(53,530)	(69,704)	(1,315)	(155,405)	(194,704)	(3,673)
Gross profit	24,672	29,104	549	72,422	79,103	1,492
Selling and marketing expenses	(5,485)	(7,459)	(141)	(16,622)	(20,253)	(382)
General and administrative expenses	(4,921)	(5,570)	(105)	(13,055)	(14,531)	(274)
Foreign exchange gains/(losses), net	91	1,164	22	136	2,750	52
Results from operating activities	14,357	17,239	325	42,881	47,069	888
Finance expenses	(427)	(1,017)	(19)	(1,297)	(3,027)	(57)
Finance and other income	1,751	2,149	41	4,525	6,454	122
Share of profits of equity accounted investee	160	117	2	509	326	6
Profit before tax	15,841	18,488	349	46,618	50,822	959
Income tax expense	(2,582)	(3,810)	(72)	(7,110)	(9,748)	(184)

Profit for the period	13,259	14,678	277	39,508	41,074	775

Attributable to:
Equity holders of the company	13,188	14,564	275	39,222	40,921	772
Non-controlling interest	71	114	2	286	153	3

Profit for the period	13,259	14,678	277	39,508	41,074	775

Earnings per equity share:
Basic	5.41	5.94	0.11	16.10	16.71	0.32
Diluted	5.39	5.93	0.11	16.03	16.67	0.31
Weighted average number of equity shares used in computing earnings per equity share
Basic	2,439,598,228	2,449,813,576	2,449,813,576	2,435,598,446	2,449,013,412	2,449,013,412
Diluted	2,448,829,379	2,454,941,301	2,454,941,301	2,446,171,990	2,455,414,799	2,455,414,799
Additional Information
Segment Revenue
IT Services	59,486	76,076	1,435	171,959	208,417	3,932
IT Products	8,792	9,000	170	27,805	29,066	548
IT Services & Products	68,278	85,076	1,605	199,764	237,483	4,480
Consumer Care and Lighting	6,950	8,787	166	20,014	24,334	459
Others	3,065	6,109	115	8,185	14,740	278
Total	78,293	99,972	1,886	227,963	276,557	5,217
Operating Income
IT Services	13,211	15,828	299	39,529	43,536	821
IT Products	408	475	9	1,277	1,349	25
IT Services & Products	13,619	16,303	308	40,806	44,885	847
Consumer Care and Lighting	855	1,045	20	2,580	2,822	53
Others	(117)	(109)	(2)	(505)	(638)	(12)
Total	14,357	17,239	325	42,881	47,069	888
Reconciliation of adjusted Non-GAAP profit to profit as per IFRS
Profit for the period attributable to Equity holders of the Company	13,188	14,564	275	39,222	40,921	772
Adjustments:
Accelerated amortization of stock options that vest in a graded manner	(95)	1	0	(306)	(123)	(2)

Non-GAAP adjusted profit	13,093	14,565	275	38,916	40,798	770

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)
IT Services Revenue as per IFRS	1,505
Effect of Foreign currency exchange movement	(33)
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,538
IT Services Revenue as per IFRS	1,505
Effect of Foreign currency exchange movement	(23)
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,528